FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

ANNOUNCEMENT

Purchase of own shares

National Bank of Greece S.A. announces the following: The Ordinary General Meeting of its Shareholders held on 27 April 2006 approved the Bank’s own shares buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920. In accordance with the General Meeting resolution, the Bank is afforded the option to purchase own shares up to 10% of its total shares at a minimum price of €5 and maximum price of €60 per share from 2 May 2006 through 27 April 2007. Pursuant to BoD resolution of 27 April 2006, adopted in implementation of the said General Meeting resolution, from 8 May 2006 through 31 July 2006 the Bank intends to purchase up to 30,000,000 own shares at a minimum price of €5 and maximum price of €60 per share.

Athens, 27 April 2006

ANNOUNCEMENT

National Bank of Greece announces that from 1 January 2006 until 27 April 2006 it did not purchase own shares. Accordingly, the Bank currently holds a total of 35,000 own shares, representing 0.01 % of its share capital.

Athens, 27 April 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 28th April , 2006

Chairman - Chief Executive Officer